EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,					Pro forma year ended December 31,	Six months ended June 30,		Pro forma six months ended June 30,
	1998	1999	2000	2001	2002	2002	2002	2003	2003
Income/(loss) before income taxes and cumulative effect of a change in accounting	$180	$309	$(217)	$(444)	$(145)	$(222)	$66	$93	$71
Adjustments to income:
Add: distributed income from less than 50% owned companies	7	4	4	2	5	5	1	1	1
Add: portion of rent expense representative of interest expense (1)	6	10	12	11	11	11	6	6	6
Add: interest incurred net of amounts capitalized	408	367	393	455	342	419	179	180	202
Add: amortization of interest previously capitalized	1	(1)	(1)	1
Add: amortization of debt issue costs	2	6	3	2	2	2	1
Earnings	604	695	194	27	215	215	253	280	280
Interest incurred	414	368	394	456	342	419	179	180	202
Amortization of debt issue costs	2	6	3	2	2	2	1
Portion of rent expense representative of interest expense (1)	6	10	12	11	11	11	6	6	6
Fixed charges	422	384	409	469	355	432	186	186	208
Preferred stock dividends	29	23	3
Combined fixed charges and preferred stock dividends	$451	$407	$412	$469	$355	$432	$186	$186	$208
Ratio of earnings to fixed charges (2)	1.4x	1.8x					1.4x	1.5x	1.3x
Ratio of earnings to combined fixed charges and preferred stock dividends (2)	1.3x	1.7x					1.4x	1.5x	1.3x
(1) One-third of rent expense is the portion deemed representative of the interest factor.
(2) Earnings did not cover fixed charges and preferred stock dividends by:			$218	$442	$140	$ 217